SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*
Strategic Hotels & Resorts, Inc.
(Name of Issuer)

Common Stock ($0.01 par value per share)
(Title of Class of Securities)

86272T106
(CUSIP Number)

May 23, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86272T106

1.	Names of Reporting Persons. Government of Singapore Investment Corporation Pte Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 86272T106

1.	Names of Reporting Persons. GIC Real Estate Pte Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 86272T106

1.	Names of Reporting Persons. GIC Real Estate, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) CO

Item 1.

	(a)	Name of Issuer:

Strategic Hotels & Resorts, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

200 West Madison Street, Suite 1700
Chicago, Illinois 60606-3415

Item 2.

	(a)	Name of Person Filing:

(i) Government of Singapore Investment Corporation Pte Ltd
(ii) GIC Real Estate Pte Ltd
(iii) GIC Real Estate, Inc.

	(b)	Address of Principal Business Office or, if none, Residence:

(i) 168 Robinson Road
#37-01 Capital Tower
Singapore 068912

(ii) c/o Government of Singapore Investment Corporation Pte Ltd
168 Robinson Road
#37-01 Capital Tower
Singapore 068912

(iii) One Bush Street, Suite 1100
San Francisco, California 94104

	(c)	Citizenship:

(i) Singapore

(ii) Singapore

(iii) Delaware

	(d)	Title of Class of Securities:

Common Stock ($0.01 par value per share)

(e)	CUSIP Number:

86272T106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

                 The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition or shared power to dispose or direct the disposition, is set forth in the following table:

Person			Number of shares as to which the person has:
	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Government of Singapore Investment Corporation Pte Ltd	0	0%	0	0	0	0
GIC Real Estate Pte Ltd	0	0%	0	0	0	0
GIC Real Estate, Inc.	0	0%	0	0	0	0
Total (all Reporting Persons)	0	0%	0	0	0	0

The amounts reported as beneficially owned in this statement are as of the date hereof. Each of the reporting persons initially ceased to be the beneficial owner of more than five percent of the class of securities on May 23, 2013.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  8 July, 2013

Government of Singapore Investment Corporation Pte Ltd

By:	/s/ Celine Loh Sze Ling
	Name:	Celine Loh Sze Ling
	Title:	Senior Vice President

By:	/s/ Lim Eng Kok
	Name:	Lim Eng Kok
	Title:	Senior Vice President

GIC Real Estate Pte Ltd

By:	/s/ Goh Kok Huat
	Name:	Goh Kok Huat
	Title:	Managing Director

GIC Real Estate, Inc.

By:	/s/ Peter Stanford
	Name:	Peter Stanford
	Title:	Senior Vice President

EXHIBIT INDEX

Exhibit A	Joint filing agreement